GRIDWATER INC.

Regulation Crowdfunding SAFE Subscription Agreement

This Subscription Agreement (this "Agreement") is entered into by and between Gridwater, Inc., a Texas C-Corporation (the "Company"), and the undersigned investor (the "Subscriber"). The subscription is made through Andes Capital Group, LLC, or another registered intermediary approved for the Offering (the "Intermediary"), pursuant to Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding.

Recitals

WHEREAS, the Company is conducting an offering of custom Regulation Crowdfunding Simple Agreements for Future Equity (each, a "SAFE" and collectively, the "SAFEs") pursuant to Regulation Crowdfunding (the "Offering");

WHEREAS, the Company is seeking a target offering amount of $25,000 and a maximum offering amount of $1,200,000;

WHEREAS, the minimum investment per Subscriber is Five Hundred Dollars ($500), or such other amount as stated in the final Form C and Intermediary subscription workflow;

WHEREAS, the SAFEs are intended to convert into shares of the Company's Class B Preferred Stock — Reg CF Tier, or the final preferred stock designation approved in the Company's Texas governing documents, after such preferred stock is authorized or designated and the other conversion conditions set forth in the SAFE are satisfied;

WHEREAS, the Subscriber understands that the Subscriber is purchasing a SAFE and is not initially purchasing or receiving shares of Class B Preferred Stock; and

WHEREAS, no shares of Class B Preferred Stock will be issued unless and until the preferred stock authorization or designation is effective and the SAFE converts in accordance with its terms.

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1: SUBSCRIPTION FOR SAFE

1.1 Subscription.

Subject to the terms and conditions of this Agreement, the Form C, the SAFE, the Intermediary's subscription workflow, and applicable law, the Subscriber hereby subscribes for and agrees to purchase a SAFE in the purchase amount accepted through the Intermediary's platform (the "Purchase Amount").

1.2 Minimum Investment.

The minimum investment per Subscriber is Five Hundred Dollars ($500), unless a different amount is stated in the final Form C or accepted through the Intermediary's subscription workflow.

1.3 Maximum Offering.

The maximum aggregate Reg CF Offering is $1,200,000. The target offering amount is $25,000. If investment commitments do not equal or exceed the target offering amount by the offering deadline, no securities will be sold, investment commitments will be cancelled, and committed funds will be returned to investors.

1.4 Acceptance of Subscription.

The Company may accept or reject any subscription, in whole or in part, subject to Regulation Crowdfunding and Intermediary procedures. Acceptance may occur only through the approved offering workflow.

1.5 Payment; Escrow.

The Subscriber shall deliver the full Purchase Amount to the escrow account designated by the Intermediary in accordance with the Intermediary's payment instructions. Funds will be held in escrow with a qualified third-party escrow agent and released only in accordance with the Form C, SAFE, escrow agreement, Intermediary procedures, Regulation Crowdfunding, and the closing conditions stated herein.

1.6 Closing.

Closing of the subscription is subject to: (a) achievement of the target offering amount, (b) Company acceptance of the subscription, (c) expiration of the cancellation period set forth in Article 7, (d) satisfaction of all conditions imposed by the Intermediary and escrow agent, and (e) unless counsel and the Intermediary approve otherwise, effectiveness of the preferred stock authorization or designation necessary for conversion of the SAFEs.

ARTICLE 2: TERMS OF THE SAFE AND INTENDED CONVERSION SECURITY

2.1 Offered Security.

The security subscribed for under this Agreement is a SAFE. The Subscriber is not purchasing shares of Class B Preferred Stock at the time of subscription.

2.2 Intended Conversion Security.

The SAFE is intended to convert into shares of Class B Preferred Stock — Reg CF Tier after the Company's pending Texas authorization or designation of such preferred stock becomes effective and the conversion conditions in the SAFE are satisfied.

The expected conversion price is $100.00 per share, subject to the SAFE, Form C, and definitive preferred stock governing documents.

2.3 Rights Before Conversion.

Prior to conversion, the SAFE will not entitle the Subscriber to voting rights, dividends, preferred returns, liquidation rights, inspection rights, or other stockholder rights except as expressly provided in the SAFE, the Form C, this Agreement, or applicable law.

2.4 Preferred Return.

The intended Class B Preferred Stock — Reg CF Tier is expected to carry a cumulative, non-compounding preferred return of eight percent (8%) per annum on the Original Issue Price, payable when, as, and if declared by the Board of Directors, and subject to applicable law, available funds, and the definitive governing documents.

For SAFEs that convert, the preferred-return measurement period is intended to be deemed to begin as of the applicable SAFE closing date, subject to counsel confirmation and the definitive SAFE and preferred stock governing documents. No distribution, dividend, preferred return, or other payment is guaranteed.

Prior to conversion, the SAFEs do not entitle investors to dividends, preferred-return payments, or preferred-stockholder rights. However, for SAFEs that convert into Class B Preferred Stock — Reg CF Tier, the preferred-return measurement period is intended to be calculated from the applicable SAFE closing date, so that the conversion security reflects a preferred-return-equivalent economic benefit from that date, subject to the definitive SAFE, preferred stock governing documents, applicable law, and counsel/intermediary approval.

2.5 Liquidation Preference.

The intended Class B Preferred Stock — Reg CF Tier is expected to provide a liquidation preference equal to the Original Issue Price plus accrued but unpaid Preferred Return prior to distributions to Common Stock, subject to the definitive governing documents.

2.6 Conversion to Common Stock.

After the SAFE converts into Class B Preferred Stock — Reg CF Tier, any conversion of such preferred stock into Common Stock is expected to be at Company discretion only. The Subscriber is not expected to have an investor-initiated conversion right unless the definitive documents provide otherwise.

2.7 Hold Period; Put and Call Rights.

The intended Class B Preferred Stock — Reg CF Tier is expected to have a five-year hold period followed by investor put and company call mechanics, subject to the definitive governing documents. The put price is expected to be calculated to deliver a target IRR on the Original Purchase Price over the five-year hold period, subject to a floor of eighteen percent (18%) IRR and a ceiling of thirty percent (30%) IRR.

No put, call, redemption, liquidity event, IRR, or investment return is guaranteed.

2.8 Outside Date and Fallback Rights.

If the Class B Preferred Stock — Reg CF Tier is not authorized or designated by [Outside Date], the Company may, subject to applicable law, Intermediary requirements, and required investor notices or approvals: (a) file an amendment to the Form C describing the status of the authorization and any revised conversion terms; (b) extend the conversion period if permitted by applicable law and approved through the required offering amendment process; (c) provide for conversion into another authorized security with substantially equivalent economic rights, if available and properly disclosed; (d) seek investor reconfirmation if required because of a material change; or (e) terminate or modify the Offering and provide any required investor cancellation, reconfirmation, or refund rights.

ARTICLE 3: REPRESENTATIONS OF THE SUBSCRIBER

The Subscriber represents and warrants that:

1. The Subscriber has reviewed the Form C, the SAFE, this Agreement, the risk factors, and the offering materials made available through the Intermediary.
2. The Subscriber understands that the Subscriber is purchasing a SAFE and not shares of preferred stock at the time of subscription.
3. The Subscriber understands that the SAFE may never convert if the conversion conditions are not satisfied.
4. The Subscriber understands that the Class B Preferred Stock — Reg CF Tier has not yet been authorized or designated as of the date stated in the Form C, and that no preferred shares will be issued unless and until the authorization or designation is effective.
5. The Subscriber understands that the investment is speculative, illiquid, involves a high degree of risk, and may result in loss of the entire investment.
6. The Subscriber is not relying on any representation outside the Form C, SAFE, this Agreement, Intermediary platform materials, and other authorized offering materials.
7. The Subscriber has had the opportunity to consult with the Subscriber's own legal, tax, accounting, investment, and financial advisors.

8. The Subscriber is purchasing for the Subscriber's own account and not with a view to unlawful resale or distribution.
9. The Subscriber will comply with all Regulation Crowdfunding investment limits, transfer restrictions, and Intermediary requirements.
10. All information provided by the Subscriber in connection with the Offering is true, complete, and correct.

ARTICLE 4: COMPANY REPRESENTATIONS

The Company represents that it is duly organized and existing under the laws of Texas and has authority to conduct the Offering, subject to completion of required corporate, securities, Intermediary, escrow, and preferred stock authorization or designation steps.

The Company makes no guarantee regarding future revenues, profitability, distributions, preferred returns, liquidity events, redemptions, repurchases, tax outcomes, exit valuation, IRR, SAFE conversion, or investment returns.

ARTICLE 5: TRANSFER RESTRICTIONS

The SAFE and any securities issued upon conversion are subject to the transfer restrictions imposed by Regulation Crowdfunding, the SAFE, the Company's governing documents, and applicable securities laws. Securities purchased in a Regulation Crowdfunding transaction generally may not be transferred for one year except as permitted by law.

ARTICLE 6: TAX MATTERS

The Company intends that shares issued upon conversion may support potential QSBS treatment if all requirements of Section 1202 of the Internal Revenue Code are satisfied, but no QSBS, tax-free, capital-gain exclusion, or other tax treatment is guaranteed. The Subscriber should consult the Subscriber's own tax advisor.

ARTICLE 7: CANCELLATION RIGHTS

Pursuant to Regulation Crowdfunding, the Subscriber may cancel an investment commitment for any reason up to 48 hours prior to the company meeting the target offering amount for each round. After this cutoff, commitments are binding except as required by law, including in connection with material changes requiring reconfirmation.

ARTICLE 8: ESCROW AND CLOSING

All Subscriber funds will be deposited into an escrow account established by the Intermediary with a qualified third-party escrow agent. Funds will be released to the Company only upon: (a) achievement of the Target Offering Amount; (b) Company acceptance of the subscription; (c) expiration of applicable cancellation rights; (d) satisfaction of Intermediary and escrow requirements; and (e) unless counsel and the

Intermediary approve otherwise, effectiveness of the preferred stock authorization or designation necessary for conversion of the SAFEs.

If the Offering is terminated, withdrawn, fails to reach the Target Offering Amount, or cannot proceed on the disclosed terms, funds will be returned to Subscribers through the approved refund workflow as required by Regulation Crowdfunding and Intermediary procedures.

ARTICLE 9: ELECTRONIC SIGNATURE AND DELIVERY

The Subscriber agrees that electronic signatures, electronic acceptance through the Intermediary's platform, and electronic delivery of documents are binding and enforceable to the fullest extent permitted by law.

ARTICLE 10: MISCELLANEOUS

This Agreement, the SAFE, the Form C, and the Company's governing documents constitute the relevant agreement and disclosure framework for the Subscriber's investment. In the event of conflict, the final SAFE, Form C, Intermediary-approved subscription workflow, and definitive governing documents will control to the extent applicable and as determined by counsel.

The Company may amend this Agreement and related offering materials as required to conform to the final Form C, SAFE, Intermediary requirements, escrow arrangements, preferred stock authorization or designation, and applicable law, subject to any required investor notice, cancellation, or reconfirmation rights.

SIGNATURE

Subscriber Name: _____

Purchase Amount: $_____

Date: _____

Electronic Signature / Platform Acceptance: _____